RMS

18006929

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-15919 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: N.I.S. FINANCIAL SERVICES, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 EAST 9TH STREET
(No. and Street)

KANSAS CITY (City) MISSOURI (State) 64106-2627 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CAROL S. BOONE, PRESIDENT (816) 842-6300
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD, LLP
(Name – *if individual, state last, first, middle name*)

1201 WALNUT SREET, SUITE 1700 (Address) KANSAS CITY (City) MISSOURI (State) 64106-2246 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR – 5 2018
DIVISION OF TRADING & MARKETS

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

BW

## OATH OR AFFIRMATION

I, CAROL S. BOONE, PRESIDENT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of N.I.S. FINANCIAL SERVICES, INC., as of DECEMBER 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

NOTARY PUBLIC NOTARY SEAL STATE OF MISSOURI

MICHELLE R. SALYER
My Commission Expires
November 2, 2018
Jackson County
Commission #14108634

Notary Public

Signature

PRESIDENT
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# N.I.S. Financial Services, Inc.
## December 31, 2017 and 2016

## Contents



The Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 is not included herein as the Company claims exemption from such computation under Section (k)(1), as the Company's business is limited.

**BKD** LLP
CPAs & Advisors

1201 Walnut Street, Suite 1700 // Kansas City, MO 64106-2246
816.221.6300 // fax 816.221.6380 // bkd.com

# Report of Independent Registered Public Accounting Firm

Audit Committee, Board of Directors and Shareholder
N.I.S. Financial Services, Inc.
Kansas City, Missouri

## Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of N.I.S. Financial Services, Inc. (the "Company") as of December 31, 2017 and 2016, and the related statements of income, changes in shareholder's equity and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

## Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Praxity MEMBER
GLOBAL ALLIANCE OF INDEPENDENT FIRMS

**Report on Supplementary Information**

The computation of net capital under Rule 15c3-1 as of December 31, 2017 ("supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

BKD, LLP

We have served as the Company's auditor since 2003.

Kansas City, Missouri
February 13, 2018

# N.I.S. Financial Services, Inc.

**Statements of Financial Condition**

**December 31, 2017 and 2016**

## Assets

| | 2017 | 2016 |
|---|---|---|
| Cash and cash equivalents | $ 1,573,303 | $ 1,352,177 |
| Restricted cash for the exclusive use of customers | 700,000 | 700,000 |
| Total cash and cash equivalents | 2,273,303 | 2,052,177 |
| Receivables | | |
| Concessions | 1,698,014 | 1,586,823 |
| Accrued interest | - | 30,026 |
| Affiliates | 17,241 | 31,206 |
| Other Assets | 29,397 | 5,299 |
| Investments, at market | 8,198,615 | 8,203,264 |
| Total assets | $ 12,216,570 | $11,908,795 |

## Liabilities and Stockholder's Equity

| | 2017 | 2016 |
|---|---|---|
| **Liabilities** | | |
| Accrued commissions | $ 605,752 | $ 581,370 |
| Due to broker | 17,241 | 31,206 |
| Payable to parent for federal income tax | 125,434 | 135,963 |
| State income tax payable | 32,468 | 34,747 |
| Other | 136,411 | 111,159 |
| Total liabilities | 917,306 | 894,445 |
| **Stockholder's Equity** | | |
| Common stock, $1 par value; 30,000 shares authorized, 20,000 shares issued and outstanding | 20,000 | 20,000 |
| Additional contributed capital | 80,042 | 80,042 |
| Retained earnings | 11,199,222 | 10,914,308 |
| Total stockholder's equity | 11,299,264 | 11,014,350 |
| Total liabilities and stockholder's equity | $ 12,216,570 | $11,908,795 |

*See Notes to Financial Statements*

# N.I.S. Financial Services, Inc.

## Statements of Income

## Years Ended December 31, 2017 and 2016

| | 2017 | 2016 |
|---|---|---|
| **Income** | | |
| Concessions | $8,694,321 | $8,740,815 |
| Interest | 64,575 | 63,199 |
| Net unrealized gains (losses) on investments | (3,483) | 2,356 |
| Other | 2,529 | 12,664 |
| Total income | 8,757,942 | 8,819,034 |
| **Expenses** | | |
| Commissions | 3,197,608 | 3,297,670 |
| Salaries and related benefits | 675,348 | 588,404 |
| Licenses and registration fees | 82,424 | 77,980 |
| Service fees | 691,009 | 681,383 |
| Other operating expenses | 292,786 | 182,219 |
| Total expenses | 4,939,175 | 4,827,656 |
| **Income Before Taxes** | 3,818,767 | 3,991,378 |
| **Provision for Income Taxes** | 1,533,853 | 1,601,404 |
| **Net Income** | $2,284,914 | $2,389,974 |

# N.I.S. Financial Services, Inc.
## Statements of Changes in Stockholder's Equity
## Years Ended December 31, 2017 and 2016

| | Common Stock | Additional Contributed Capital | Retained Earnings | Total |
|---|---|---|---|---|
| **Balance, January 1, 2016** | $ 20,000 | $ 80,042 | $10,924,334 | $11,024,376 |
| Net income | - | - | 2,389,974 | 2,389,974 |
| Cash dividends ($120 per share) | - | - | (2,400,000) | (2,400,000) |
| **Balance, December 31, 2016** | 20,000 | 80,042 | 10,914,308 | 11,014,350 |
| Net income | - | - | 2,284,914 | 2,284,914 |
| Cash dividends ($100 per share) | - | - | (2,000,000) | (2,000,000) |
| **Balance, December 31, 2017** | $ 20,000 | $ 80,042 | $11,199,222 | $11,299,264 |

# N.I.S. Financial Services, Inc.
## Statements of Cash Flows
## Years Ended December 31, 2017 and 2016

| | 2017 | 2016 |
|---|---|---|
| **Operating Activities** | | |
| Net income | $2,284,914 | $2,389,974 |
| Items not requiring (providing) cash | | |
| Net unrealized losses (gains) on investment | 3,483 | (2,356) |
| Amortization (accretion) of bonds | (58,115) | 7,380 |
| Changes in | | |
| Concession receivable | (111,191) | 7,656 |
| Accrued interest | 30,026 | (30,026) |
| Other receivables | - | 205 |
| Affiliate receivables | 13,965 | (11,968) |
| Other assets | (24,098) | (2,581) |
| Accrued commissions | 24,382 | (15,079) |
| Payable to parent for federal income tax | (10,529) | (10,431) |
| Due to broker | (13,965) | 11,968 |
| State income tax payable | (2,279) | (5,633) |
| Other liabilities | 25,252 | 6,384 |
| Net cash provided by operating activities | 2,161,845 | 2,345,493 |
| **Investing Activities** | | |
| Purchases of investments | (8,140,719) | (8,208,328) |
| Proceeds from maturities of investments | 8,200,000 | 8,000,000 |
| Net cash provided (used) in investing activities | 59,281 | (208,328) |
| **Financing Activities** | | |
| Dividends paid | (2,000,000) | (2,400,000) |
| Net cash used in financing activities | (2,000,000) | (2,400,000) |
| **Increase (Decrease) in Cash and Cash Equivalents** | 221,126 | (262,835) |
| **Cash and Cash Equivalents, Beginning of Year** | 2,052,177 | 2,315,012 |
| **Cash and Cash Equivalents, End of Year** | $2,273,303 | $2,052,177 |
| **Supplemental Cash Flows Information** | | |
| Income taxes paid | $1,547,782 | $1,617,468 |

*See Notes to Financial Statements*

## Note 1: Nature of Operations and Summary of Significant Accounting Policies

### *Nature of Operations*

N.I.S. Financial Services, Inc. (the "Company"), a wholly owned subsidiary of CNS Corporation ("CNS"), is a broker-dealer registered with the Securities and Exchange Commission (SEC). The Company is a member of The Financial Industry Regulatory Authority (FINRA). The Company acts as an agent in regard to the sale of mutual funds to policyholders of Ozark National Life Insurance Company ("Ozark"), also a wholly owned subsidiary of CNS.

### *Cash Equivalents*

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents.

The Company has segregated funds in a special cash reserve account for the exclusive use of customers under Rule 15c3-3 of the Securities and Exchange Commission.

At December 31, 2017, the Company's cash accounts exceeded federal insured limits by approximately $2,028,000.

### *Accounts Receivable*

Accounts receivable are stated at the amounts billed to customers. The Company provides an allowance for doubtful accounts, which is based upon a review of outstanding receivables, historical collection information and existing economic conditions. Accounts receivable are ordinarily due 30 days after the transaction period (monthly and quarterly). Accounts past due more than 120 days are considered delinquent. Delinquent receivables are written off based on individual credit evaluation and specific circumstances of the customer.

### *Concession Income Recognition*

Distribution commission revenue and the related commission expense are recognized on trade date. Substantially all distribution commission income is received from Pioneer Funds Distributor, Inc., which acts as principal underwriter of the Pioneer Funds.

Service and distribution (12b-1) fee revenue is recognized when earned.

### *Fair Value of Financial Instruments*

The carrying amounts reported in the statements of financial condition for cash and cash equivalents, receivables and all liabilities approximate those assets' and liabilities' fair value because of their short-term nature.

Investments consist of U.S. Government securities and are valued at their quoted market value with the resulting unrealized gain or loss included in operations.

### *Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### *Subsequent Events*

Subsequent events have been evaluated through February 13, 2018, which is the date the financial statements were issued.

## Note 2: Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, *"Revenue from Contracts with Customers."* This ASU is effective for annual reporting periods beginning after December 31, 2017 and requires entities to recognize revenue based on the transfer of promised goods or services in an amount consistent with the consideration to which the entity expects to be entitled in exchange for those goods or services. We have evaluated the impact on our financial statements and concluded that the adoption of this ASU will have an immaterial impact on our financial statements and related disclosures.

## Note 3: Income Taxes

Deferred tax assets and liabilities are recognized for the tax effects of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

The Company joins with CNS in filing a consolidated federal income tax return. In accordance with an intercompany tax allocation arrangement, the Company recognizes federal income tax expense and remits to CNS an amount computed at the maximum statutory rate. The Company also recognizes state income tax expense and remits the computed amount directly to the state or to CNS if the state allows the filing of a consolidated return. During 2017 and 2016, the Company made federal and some state income tax payments to CNS of $1,495,428 and $1,558,437, respectively, and state income tax payments directly to the states totaling $52,354 and $59,031, respectively.

The Company is no longer subject to federal and state tax examinations by tax authorities for years before 2014.

## Note 4: Related Party Transactions

### *Service Agreement*

The Company has a service agreement with its parent in which office space, equipment, and information technology services are provided to the Company. The agreement requires the Company to pay for office space and equipment based on square footage and other services based on the total Company accounts (mutual fund accounts). This allocation is adjusted annually on September 1. The Company incurred expenses totaling $691,009 and $681,383 under this service agreement for the years ended December 31, 2017 and 2016, respectively.

## Note 5: Net Capital Requirements

The Company is required to maintain minimum net capital as defined by Rule 15c3-1 under the Securities Exchange Act of 1934. Rule 15c3-1 requires minimum net capital to be the greater of $5,000 or $6^2/_3$% of aggregate indebtedness.

The Company's ratio of aggregate indebtedness to net capital as defined in the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 was .09 to 1 as of December 31, 2017. The Company is required by regulatory authorities to maintain a ratio of less than 15 to 1. The Company had net capital, as defined, of $9,685,419 as of December 31, 2017, which exceeded the required net capital by $9,624,265.

## Note 6: Cash Dividends

The Company declared and paid cash dividends to CNS in the amount of $2,000,000 and $2,400,000 for the years ended 2017 and 2016, respectively. The Company anticipates making normal distributions to CNS in the future based upon profitability.

## Note 7: Employee Benefit Plans

The Company participates in Ozark's defined contribution plan, covering all eligible employees. The contribution is solely based on the discretion of the Company. An eligible employee becomes vested in the Company contribution under a six-year graded vesting schedule. The Company's portion of the Plan's expense was $29,700 and $28,080 for years ended December 31, 2017 and 2016, respectively.

## Note 8: Significant Estimates and Concentrations

Accounting principles generally accepted in the United States of America require disclosure of certain significant estimates and current vulnerabilities due to certain concentrations. Those matters include the following:

### *Concession Income and Concession Receivables*

Substantially all of the Company's distribution commission, service and distribution (12b-1) fee income and receivables result from transactions with two broker-dealers. The Company does not require collateral to support the receivables, but closely monitors its business with the entities to ensure amounts are settled timely. The Company has concentration of credit risk with respect to these receivables.

## Note 9: Contingencies

### *General Litigation*

The Company is subject to claims and lawsuits that arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the financial position of the Company. No amounts have been accrued in the financial statements for outstanding lawsuits; however, due to the uncertainty involved in these matters, the ultimate outcome could differ materially.

### *Examinations*

In a letter dated November 17, 2006, FINRA informed the Company of a potentially significant violation of Securities and Exchange Commission (SEC) Rule 15c3-3 of the Securities and Exchange Act of 1934. In 2006, the Company resolved the past Rule 15c3-3 violation issues through a Letter of Acceptance, Waiver and Consent (AWC) with FINRA.

The Company submitted a request for exemptive relief from Rule 15c3-3 to the SEC in 2006. In response to this request, the Company received a letter from Division of Trading and Markets (the Division) of the SEC dated August 15, 2017. The Division indicated in this letter that it, "will not recommend enforcement action to the [SEC] if [the Company] relies on the exemption in paragraph (k)(1) of Rule 15c3-3..." This statement was qualified on the Division's understanding of certain facts and conditioned on specific procedures to be followed by the Company. During the most recent year, the Company was in compliance with all criteria included in the Division's letter required to rely on the exemption in paragraph (k)(1) of Rule 15c3-3, without exception.

FINRA's most recent examination was completed in February of 2017.

The SEC's most recent examination of the Company began on October 30$^{th}$, 2017 and was ongoing as of December 31, 2017.

## Note 10: Off-Balance Sheet Risk

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer is unable to fulfill its contracted obligations and the Company has to purchase the financial instrument underlying the contract at a loss.

## Note 11: Disclosures About Fair Value of Assets and Liabilities

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements must maximize the use of observable inputs and minimize the use of unobservable inputs. There is a hierarchy of three levels of inputs that may be used to measure fair value:

**Level 1** Quoted prices in active markets for identical assets or liabilities

**Level 2** Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

**Level 3** Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

Following is a description of the valuation methodologies and inputs used for assets measured at fair value on a recurring basis and recognized in the accompanying statements of financial condition, as well as the general classification of such assets pursuant to the valuation hierarchy.

### *Investment Securities*

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. As of December 31, 2017 and 2016, the Company had no Level 1 investments. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. Level 2 securities include U.S. Government securities. In certain cases where Level 1 or Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy, and as of December 31, 2017 and 2016, the Company had no Level 3 investments.

The following table presents the fair value measurements of assets recognized in the accompanying statements of financial condition measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2017 and 2016:

| | | Fair Value Measurements Using | | |
|---|---|---|---|---|
| | Fair Value | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
| **December 31, 2017** | | | | |
| U.S. Treasury Bill | $ 8,198,615 | $ - | $ 8,198,615 | $ - |
| **December 31, 2016** | | | | |
| U.S. Treasury Note | $ 8,203,264 | $ - | $ 8,203,264 | $ - |

# Supplementary Information

# N.I.S. Financial Services, Inc.

## Computation of Net Capital Under Rule 15c3-1

## December 31, 2017

| | |
|---|---|
| **Aggregate Indebtedness** | $ 917,306 |
| **Stockholder's Equity** | $11,299,264 |
| **Less Nonallowable Assets** | |
| Receivables and other assets | (1,613,845) |
| Haircuts on securities | - |
| Net capital | 9,685,419 |
| Less net capital requirements - greater of $5,000 or 6 2/3% of aggregate indebtedness | (61,154) |
| Net capital in excess of requirement | $ 9,624,265 |
| **Ratio of Aggregate Indebtedness to Net Capital** | .09 to 1 |

Note: There were no material differences between the computation of net capital and the basic net capital requirement computation included in these financial statements with those previously reported by the Company in the unaudited FOCUS Report Part II A

**N.I.S. Financial Services, Inc. Exemption Report**

N.I.S. Financial Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k):

> (1) The provisions of this section shall not be applicable to a broker or dealer meeting all of the following conditions:
>
> (i) The broker's or dealer's transactions as dealer (as principal for its own account) are limited to the purchase, sale, and redemption of redeemable securities of registered investment companies or of interests or participations in an insurance company separate account, whether or not registered as an investment company; except that a broker or dealer transacting business as a sole proprietor may also effect occasional transactions in other securities for its own account with or through another registered broker or dealer;
>
> (ii) The broker's or dealer's transactions as broker (agent) are limited to:
>
> (*a*) The sale and redemption of redeemable securities of registered investment companies or of interests or participations in an insurance company separate account, whether or not registered as an investment company;
>
> (*b*) the solicitation of share accounts for savings and loan associations insured by an instrumentality of the United States; and
>
> (*c*) the sale of securities for the account of a customer to obtain funds for immediate reinvestment in redeemable securities of registered investment companies; and
>
> (iii) The broker or dealer promptly transmits all funds and delivers all securities received in connection with its activities as a broker or dealer,



OZARK NATIONAL LIFE BUILDING, 500 EAST 9TH, KANSAS CITY, MISSOURI 64106 816/842-8685

and does not otherwise hold funds or securities for, or owe money or securities to, customers.

(iv) Notwithstanding the foregoing, this section shall not apply to any insurance company which is a registered broker-dealer, and which otherwise meets all of the conditions in paragraphs (k)(1) (i), (ii), and (iii) of this section, solely by reason of its participation in transactions that are a part of the business of insurance, including the purchasing, selling, or holding of securities for or on behalf of such company's general and separate accounts.

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(1) throughout the most recent fiscal year without exception.

N.I.S. Financial Services, Inc.

I, Carol S. Boone, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Title: President

January 17th, 2018

BKD LLP
CPAs & Advisors

1201 Walnut Street, Suite 1700 // Kansas City, MO 64106-2246
816.221.6300 // fax 816.221.6380 // bkd.com

# Report of Independent Registered Public Accounting Firm

Audit Committee, Board of Directors and Shareholder
N.I.S. Financial Services, Inc.
Kansas City, Missouri

We have reviewed management's statements, included in the accompanying *N.I.S. Financial Services, Inc. Exemption Report*, in which (1) N.I.S. Financial Services, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: paragraph (k) (1) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k) (1) of Rule 15c3-3 under the *Securities Exchange Act of 1934*.

BKD, LLP

Kansas City, Missouri
February 13, 2018

Praxity MEMBER
GLOBAL ALLIANCE OF INDEPENDENT FIRMS

BKD LLP
CPAs & Advisors

1201 Walnut Street, Suite 1700 // Kansas City, MO 64106-2246
816.221.6300 // fax 816.221.6380 // bkd.com

# Independent Registered Public Accounting Firm's Agreed-Upon Procedures Report Related to an Entity's Claim for Exclusion from SIPC Membership

Audit Committee and Board of Directors
N.I.S. Financial Services, Inc.
Kansas City, Missouri

In accordance with Rule 17a-5(e)(4) under the *Securities Exchange Act of 1934* and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying Schedule of Form SIPC-3 Revenues of N.I.S. Financial Services, Inc.'s (the "Company") for the year ended December 31, 2017, which were agreed to by the Company and the Securities Investor Protection Corporation ("SIPC"), solely to assist you and SIPC in evaluating the Company's compliance with the exclusion requirements from membership in SIPC under section 78ccc(a)(2)(A) of the *Securities Investor Protection Act of 1970* during the year ended December 31, 2017, as noted on the accompanying Certification of Exclusion From Membership (Form SIPC-3). The Company's management is responsible for compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the Total amount included in the accompanying Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2017, to the Total Revenues in the Company's audited financial statements included on Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017, noting no differences.

2. Compared the amount in each revenue classification reported in the Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2017, to supporting schedules and working papers, noting no differences.

3. Recalculated the arithmetical accuracy of the Total Revenues amount reflected in the Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2017, and in the related schedules and working papers, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on the Company's claim for exclusion from membership in SIPC. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

BKD, LLP

Kansas City, Missouri
February 13, 2018